Filed pursuant to Rule 424(b)(3)
SEC File No. 333-129245

PROSPECTUS

1,437,304 Shares

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of shares of the common stock of SigmaTel, Inc. The selling stockholders listed on page 18 may use this prospectus to offer and resell from time to time up to 1,437,304 shares of our common stock for their own accounts. The selling stockholders acquired the shares being offered for resale under this prospectus in connection with our acquisition of Protocom Corporation pursuant to an Agreement and Plan of Reorganization dated July 26, 2005. Registration does not necessarily mean that the selling stockholders will offer or sell their stock.

The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is listed on the Nasdaq National Market under the symbol “SGTL.” The last reported sale price of our common stock on the Nasdaq National Market on February 1, 2006 was $10.77 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 16, 2006.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The terms “SigmaTel,” “we,” “us,” “our,” and the “Company,” as used in this prospectus, refer to SigmaTel, Inc. and its consolidated subsidiaries.

We have registered the “SigmaTel” name and logo as trademarks in the United States. All other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and the risks of investing in our common stock discussed under “Risk Factors” before making an investment decision.

SigmaTel, Inc.

We are a fabless semiconductor company that designs, develops, and markets proprietary, analog intensive, mixed-signal integrated circuits, or ICs. Our ICs incorporate significant analog circuitry for manipulating real world signals such as sound and light, as well as digital circuitry for processing data represented by a series of ones and zeroes. We sell our mixed-signal ICs for use in a variety of products in the consumer electronics and computing markets, including portable compressed audio players, such as MP3 players; notebook and desktop personal computers, or PCs; digital video cameras; multi- function peripheral devices, or MFPs, which incorporate the functionality of multiple discrete devices, including printers, photo-printers, copiers, scanners, and facsimile machines, into a single device; digital televisions; set-top boxes; and Universal Serial Bus, or USB, storage devices. We provide our customers with solutions encompassing many elements required for electronic systems, which we call system-level solutions. Our solutions incorporate multiple analog and digital circuits, customizable software loaded onto the permanent memory of the IC, known as firmware, customizable software loaded onto a user’s PC, software development tools, reference designs, and applications support. Our focus on providing system-level solutions enables our customers to rapidly introduce and offer electronic products that are small, light-weight, power-efficient, reliable, cost-effective and capable of performing multiple desired functions.

We were incorporated in Delaware in March 2000. In August 2003, we issued shares and became a wholly owned subsidiary of a Texas corporation also named SigmaTel, Inc., which had been incorporated in December 1993. In August 2003, the Texas corporation was merged into us to change the state of incorporation of the SigmaTel business from Texas to Delaware. Our principal executive offices are located at 1601 S. MoPac Expressway, Suite 100, Austin, Texas 78746. Our telephone number is (512) 381-3700. Our website address is www.sigmatel.com. The information contained on our website is not part of this prospectus.

Recent Developments

On October 5, 2005, we acquired certain assets, intellectual property and engineering resources from the Direct Digital Amplification (DDX®) product line of Apogee Technology, Inc. for $9.4 million in cash. We also agreed to make an additional payment of up to $4.5 million in cash pursuant to the terms of an earn-out provision based on the achievement by the DDX® business of certain revenues during the one-year period following the closing.

On September 6, 2005, we acquired Oasis Semiconductor, Inc., a privately held provider of ICs for the multi-function peripheral market, for $57 million in cash. We also agreed to make an additional payment of up to $25 million in cash pursuant to the terms of an earn-out provision based on the achievement by the Oasis business of certain calendar year 2006 revenues.

On August 26, 2005, we completed our acquisition of Protocom Corporation, a privately held provider of ICs to the digital video camera market, for $18.8 million in cash and $28.2 million in the form of 1,437,304 shares of SigmaTel common stock. We are registering for resale pursuant to this prospectus the 1,437,304 shares issued to the Protocom shareholders under the terms of the acquisition agreement.

On July 26, 2005, we acquired certain assets, intellectual property and engineering resources associated with the Rio® portable audio product line from D&M Holdings, Inc. for $10 million in cash.

On December 16, 2005, our board of directors approved the acceleration (the “Acceleration”) of vesting of all unvested and “out-of-the-money” stock options with exercise prices equal to or greater than $20.00 per share previously awarded to SigmaTel employees, but excluding SigmaTel’s current executive officers and directors, under SigmaTel’s 2003 Equity Incentive Plan, as amended. The Acceleration was effected on December 31, 2005. Options granted with respect to approximately 1.8 million shares of SigmaTel’s common stock were subject to this Acceleration. These options represented approximately 33 percent of the total shares of SigmaTel common stock subject to outstanding options and, prior to the Acceleration, approximately 44 percent of the total shares of SigmaTel common stock subject to outstanding unvested options. The exercise prices of the options subject to the Acceleration range from $20.03 to $55.86, with a weighted average exercise price of $31.10. The options subject to the Acceleration were granted between February 11, 1999 and October 3, 2005.

The Offering

Common stock that may be offered by the selling stockholders	1,437,304 shares

Common stock to be outstanding after this offering	37,417,471 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Nasdaq National Market symbol	“SGTL”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock to be outstanding after this offering is based on 37,417,471 shares outstanding on December 31, 2005, and excludes:

•	5,496,315 shares issuable upon exercise of outstanding options issued under our stock option plans with a weighted average exercise price of $19.07 per share as of December 31, 2005;

•	2,713,074 shares authorized for future issuance under our stock plans as of December 31, 2005; and

•	989,300 shares available for issuance under our employee stock purchase plan as of December 31, 2005.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our common stock. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Our limited history of sales of our key products makes it difficult to evaluate our prospects.

Most of our key products have only been sold in significant quantities for a short time. For example, our STMP 3410 portable audio systems on a chip, or SoCs, was introduced in the fourth quarter of 2001 but did not begin shipping in significant quantities until the second quarter of 2002, and production volumes of our STMP 35XX family of portable audio SoC products began shipping in the fourth quarter of 2003. Sales of both the STMP 3410 and the STMP 35XX family of products are highly dependent upon continued acceptance of portable MP3 music players by consumers. Since we cannot accurately monitor sell-through of our ultimate end customers’ MP3 players which contain our portable audio SoCs, it is possible that some of these products may not be selling through. As a result, our customers could experience inventory growth that could cause them to purchase fewer products from us or seek to return products to us in the future. There can be no assurance that our customers have not or will not place orders in excess of their requirements in response to actual or perceived shortages in the supply of our ICs. In such event, it will be more difficult for us to forecast our future revenues and budget our operating expenses, and our operating results would be adversely affected to the extent such excess orders are cancelled or rescheduled. We have limited historical financial data from which to predict our future sales and operating results for our portable audio SoCs and other key products that we have recently introduced. Our limited operating experience with these products, combined with the rapidly evolving nature of the markets in which we sell our products, including decreases in the overall average selling prices of our products, and other factors which are beyond our control, limit our ability to accurately forecast quarterly or annual sales. Because most of our expenses are fixed in the short term or incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall in sales. We have recently expanded our staffing and increased our expenditures to support future growth. If our growth does not materialize, our operating results would be adversely impacted.

We do not expect to sustain our recent growth rate.

Due primarily to increased sales of our portable audio SoCs, we have experienced significant revenue growth and have gained significant market share in a relatively short period of time. Specifically, our annual revenues increased from approximately $30.9 million in 2002 to $100.2 million in 2003 and to $194.8 million in 2004. Revenues increased from approximately $116.2 million for the nine months ended September 30, 2004 to $242.5 million for the nine months ended September 30, 2005. However, we do not expect similar revenue growth or market share gains in future periods. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

We have incurred losses in prior periods and may incur losses in the future.

Although we had net income of approximately $31.2 million for the nine months ended September 30, 2005 and $52.6 million and $10.0 million for the years ended December 31, 2004 and 2003, respectively, we incurred net losses of approximately $8.3 million and $18.4 million for the years ended December 31, 2002, and 2001, respectively, and a net loss of approximately $5.2 million for the three months ended September 30, 2005. Despite realizing net income in the nine months ended September 30, 2005 and in the years ended December 31, 2004 and 2003, we may incur losses in the future. We expect our operating expenses to increase as we pursue our strategic objectives. Our results of operations for the nine months ended September 30, 2005 include a non-cash charge of approximately $801,000 related to stock based compensation, and our results of operations for the year ended December 31, 2004 include a non-cash charge of approximately $2.2 million related to stock based compensation. We will continue to incur stock-based compensation in the future as a result of past and potentially future option grants. Further, under the recently issued Financial Accounting Standard Board Statement No. 123R, we will be required to apply certain expense recognition provisions for annual periods beginning after June 15, 2005 to share-based payments to employees using the fair value method, which expense recognition will reduce our profitability and could cause us to again incur net losses on a quarterly or annual basis. Our ability to maintain profitability depends on the rate of growth of our target markets, the continued market acceptance of our customers’ products, the competitive position of our products, and our ability to develop new products. Even though we have achieved profitability, we may not be able to sustain or increase profitability on a quarterly or an annual basis.

Stock-based compensation plans.

We currently have three active stock-based compensation plans, namely the SigmaTel 1995 Stock Option/Stock Issuance Plan, the SigmaTel 2003 Equity Incentive Plan, and the SigmaTel Employee Stock Purchase Plan. We have historically accounted for employee stock awards under our stock-based compensation plans in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board Interpretation No. 44, Emerging Issues Task Force (“EITF”) Issue No. 00-23, and related interpretations. We have historically accounted for equity awards issued to non-employees in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services and related interpretations. We have historically adhered to the disclosure-only provisions of these applicable accounting principles. In December 2004, the FASB issued a revision to SFAS No. 123 (“SFAS 123R”) that eliminates the alternative to use the disclosure-only provisions of SFAS No. 123, thereby requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. We will be required to recognize the cost of these equity awards granted beginning in the first quarter of 2006. While we are currently reviewing the implementation alternatives allowed under SFAS 123R, we expect the impact of the adoption of SFAS 123R in our first quarter of 2006 to have a material adverse effect on our results of operations in future periods.

We depend on a few key customers for a substantial majority of our sales and the loss of, or a significant reduction in orders from, any of them would likely significantly reduce our revenues.

For the nine months ended September 30, 2005 and 2004, sales to our top five customers accounted for approximately 56.1% and 74.4%, respectively, of our revenues. Our operating results in the foreseeable future will likely continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that use our ICs. Our revenues would likely decline if one or more of these customers were to significantly reduce, delay or cancel their orders for any reason. In addition, any difficulty in collecting outstanding amounts due from our customers, particularly customers who place large orders, would harm our financial performance. Because our sales are made by means of standard purchase orders rather than long term contracts, we cannot assure you that our customers will continue to purchase our products at current levels, or at all.

We rely on a small number of distributors to market and distribute our products, and if we fail to maintain or expand these sales channels, our revenues would likely decline.

Sales to a small number of distributors generate a significant amount of our revenues. Our sales through distributors accounted for 54.9% and 72.0% of our revenues for the nine months ended September 30, 2005 and 2004, respectively. Our sales to G.M.I. Technology, a distributor, accounted for 18.7% and 23.9% of our revenues in the nine months ended September 30, 2005 and 2004, respectively, and our sales to Holystone Enterprise, also a distributor, accounted for less than 10% and 20.0% of our revenues in the nine months ended

September 30, 2005 and 2004, respectively. Despite the decreases as a percentage of total revenues, the dollar amount of our products sold through distributors is significant. If G.M.I. Technology, Holystone Enterprise or our other distributors were to materially reduce their purchases from us, our business, financial condition and results of operations would suffer.

Our business will depend on our ability to maintain and expand our relationships with distributors, develop additional channels for the distribution and sale of our products and effectively manage these relationships. Our distributors decide whether to include our products among those that they sell and may carry and sell product lines that are competitive with ours. Because our distributors are not required to make a specified minimum level of purchases from us, we cannot be sure that they will prioritize selling our products. As we continue to expand our indirect sales capabilities, we will need to manage the potential conflicts that may arise within our indirect sales force. We also rely on our distributors to accurately and timely report to us their sales of our products and to provide certain engineering support services to customers. Our inability to obtain accurate and timely reports and to successfully manage these relationships would adversely affect our business and financial results.

Our business is highly dependent on the consumer electronics market, which is characterized by short product life cycles, fluctuations in demand and seasonality, and subject to risks related to product transitions and supply of other components.

We derive a substantial portion of our revenues from a limited number of products that are used in consumer electronic devices. The consumer electronics market is characterized by intense competition, rapidly evolving technology, and ever-changing consumer preferences. These factors result in the frequent introduction of new products, short product life cycles and significant price competition. The dynamic nature of this market limits our, as well as our customers’, ability to accurately forecast quarterly and annual sales. If we, or our customers, are unable to manage product transitions, our business and results of operations could be negatively affected. For example, if our customers were to transition from one type of flash memory to another type of flash memory and our product is not compatible with the new type of flash memory, sales of our ICs would be adversely affected if we were unable to update our product in a timely manner. Further, our customers may choose to replace our products with products of our competitors if we fail to implement our new products within given time constraints. In addition, we are subject to the risk of price volatility and supply problems with other components of the end products of our customers. For example, if our customers could not obtain sufficient supplies of flash memory or hard disk drives, key components in many portable compressed audio players, the sales of our products that are also included in such devices would be adversely affected. Certain of our customers have indicated that they have been having difficulty in obtaining flash memory during November 2005 which is a key component of their portable compressed audio players which also incorporate our portable audio SoCs. We believe that these flash memory supply constraints may cause our customers to purchase fewer portable audio SoCs than they might otherwise purchase, thus negatively affecting our business and revenue. Furthermore, continuing technological advancement in consumer electronic devices, which is a significant driver of customer demand, is largely beyond our control.

The expansion of the consumer electronics market, in general, and the demand for MP3 products in particular, may be adversely impacted by the enforcement of limits on file sharing and downloadable music. The major record labels have complained about consumers downloading music off of the Internet without paying fees or royalties to the owners of that music. In particular, the Recording Industry Association of America, a recording industry trade group, has sued numerous individuals who illegally distribute copyrighted songs over the Internet. If the record labels, other music producers, or other parties are successful in limiting the ability of consumers to obtain free music on the Internet, the demand for consumer electronic devices such as MP3 players that use our ICs may decline. Any decline in consumer spending, whether relating to general economic conditions, future terrorist attacks or disease outbreaks, such as bird flu and Severe Acute Respiratory Syndrome, or SARS, could also limit the expansion of the consumer electronics market, thus adversely affecting our business.

Because many of our ICs are designed for use in consumer electronic products, such as portable compressed audio players, PCs, and DVD players, we expect our business to be subject to seasonality, with increased revenue in the third and fourth quarters of each year, when customers place orders to meet year-end holiday demand, and lower revenue in the first and second quarters of each year. However, our recent rapid growth in revenues makes it difficult for us to assess the impact of seasonal factors on our business. In particular, strong sales of our portable audio SoCs resulted in increased revenues during the first quarter of 2005 compared to the fourth quarter of 2004, offsetting seasonal demand factors. If we or our customers are unable to ramp up production of new or existing products to meet any increases in demand due to seasonality or other factors, our revenues from such products would be adversely affected.

China, Taiwan and Singapore, where we have significant sales, could be experiencing a slowing in economic growth, which may reduce our expected revenues if the slowing continues.

A significant portion of our sales to manufacturers of compressed digital audio players occur in China, Taiwan and Singapore, three countries that could be experiencing a slowdown in economic growth. During the nine months ended September 30, 2005, 37.3% of our sales occurred in Hong Kong and China, 40.6% of our sales occurred in Taiwan, and 12.8% of our sales occurred in Singapore. While we cannot precisely determine the percentage of worldwide end user purchases of compressed digital audio players that occur in China, Taiwan and Singapore, some of our customers have indicated that the growth in their sales to end customers in China, Taiwan and Singapore will be slower than originally anticipated due to the overall slowdown in economic growth in those countries. Thus, our ability to increase revenues and grow our profits in the short term could be negatively impacted as a result of a slowdown in economic growth in China, Taiwan and Singapore.

Because of the lengthy sales cycles for our products and the fixed nature of a significant portion of our expenses, we may incur substantial expenses before we earn associated revenues and may not ultimately achieve our forecasted sales for our products.

Our sales cycles can take up to 18 months to complete and volume production of products that use our ICs can take an additional 3 to 6 months to be achieved, if at all. Sales cycles for our products are lengthy for a number of reasons:

•	our customers usually complete an in-depth technical evaluation of our products before they place a purchase order;

•	the commercial adoption of our products by original equipment manufacturers, or OEMs, and original device manufacturers, or ODMs, is typically limited during the initial release of their product to evaluate product performance and consumer demand;

•	new product introductions often center around key trade shows and failure to deliver a product prior to such an event can seriously delay introduction of a product; and

•	the development and commercial introduction of products incorporating new technology frequently are delayed.

As a result of our lengthy sales cycles, we may incur substantial expenses before we earn associated revenues because a significant portion of our operating expenses is relatively fixed and based on expected revenues. The lengthy sales cycles of our products make forecasting the volume and timing of orders difficult. In addition, the delays inherent in lengthy sales cycles raise additional risks that customers may cancel or change their orders. Our sales are made by purchase orders. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, backlog is not always a good indicator of our future sales. If customer cancellations or product changes occur, this could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses.

We derive a substantial portion of our revenues from our portable audio SoCs, the selling prices of our products tend to decline over time, and if we are unable to develop successful new products in a timely manner, our operating results and competitive position could be harmed.

Our recent revenue growth has been primarily from sales of our portable audio SoCs, which accounted for 89.3% of our revenues in the year ended December 31, 2004 and 92.5% of our revenues in the nine months ended September 30, 2005. Our future success depends on our ability to develop successful new products in a timely and cost-effective manner. We are required to continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner or that our products will generate significant revenues. The development of our ICs is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

•	our accurate prediction of the changing requirements of our customers;

•	our timely completion and introduction of new designs;

•	the ability to transition customers from one generation of our products to the next;

•	the availability of third-party manufacturing, assembly, and test capacity;

•	the ability of our foundries to achieve high manufacturing yields for our products;

•	our ability to transition to smaller manufacturing process geometries;

•	the quality, price, performance, power efficiency and size of our products and those of our competitors;

•	our management of our indirect sales channels;

•	our customer service capabilities and responsiveness;

•	the success of our relationships with existing and potential customers; and

•	changes in industry standards.

As is typical in the semiconductor industry, the selling price of a product tends to decline significantly over the life of the product. If we are unable to offset any reductions in the selling prices of our products by introducing new products at higher prices or by reducing our costs, our revenues, gross margins and operating results would be adversely affected.

We rely on third-party contractors to manufacture, assemble and test our products and our failure to successfully manage our relationships with these contractors could damage our relationships with our customers, decrease our sales, and limit our growth.

We rely on third-party contractors to manufacture, assemble, and test our ICs. We currently do not have long-term supply contracts with any of our third-party vendors. None of our third-party vendors are obligated to perform services or supply products to us for any specific period, or in any specific quantities, except as may be provided in a particular purchase order. There are significant risks associated with our reliance on these third-party contractors, including:

•	potential price increases;

•	capacity shortages;

•	their inability to increase production and achieve acceptable yields on a timely basis;

•	reduced control over delivery schedules and product quality;

•	increased exposure to potential misappropriation of our intellectual property;

•	limited warranties on wafers or products supplied to us;

•	shortages of materials that foundries use to manufacture our products;

•	failure to qualify a selected supplier;

•	labor shortages or labor strikes; and

•	actions taken by our third-party contractors that breach our agreements.

Because future foundry capacity may be limited and because we do not have long-term agreements with our foundries, we may not be able to secure adequate manufacturing capacity to satisfy the demand for our products.

Our products are designed to be foundry-portable. In general, each of our products is primarily manufactured at a single foundry. We provide these foundries with monthly rolling forecasts of our production requirements; however, the ability of each foundry to provide silicon wafers to us is limited by the foundry’s available capacity. Moreover, the price of our wafers will fluctuate based on changes in available industry capacity. We do not have long term supply contracts with any of our foundries. Therefore, our foundry suppliers could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that our foundries will allocate sufficient capacity to satisfy our requirements. If we are not able to obtain foundry capacity, as required, our relationships with our existing customers would be harmed and our sales would likely decline.

If our foundries do not achieve satisfactory yields or quality, our sales could decrease, and our relationships with our customers and our reputation may be harmed.

Minor deviations in the IC manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. For example, a design error by one of our third-party foundries during 2001 caused very low yields for several months, which negatively impacted our business. Our foundries are responsible for yield losses due to their errors, but these yield losses could cause us to delay shipments to our customers. Our parts are qualified with our foundries, at which time a minimum acceptable yield is established. If actual yield is below the minimum, the foundry incurs the cost of the wafers. If actual yield is above the minimum, we incur the cost of the wafers. The manufacturing yields for our new products tend to be lower initially and increase as we achieve full production. Our product pricing is based on the assumption that an increase in manufacturing yields will continue, even with the increasing complexity of our ICs. Shorter product life cycles require us to develop new products faster and to manufacture these products for shorter periods of time. In many cases, these shorter manufacturing periods will not reach the longer, high volume manufacturing periods conducive to higher manufacturing yields and declining costs. As a result, if our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price required, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would adversely affect our sales and margins and damage our customer relationships.

We often build our products based on forecasts provided by customers before receiving purchase orders for the products and may therefore incur product shortages or excess product inventory.

In order to ensure availability of our products for some of our largest customers, we begin the manufacturing of our products in advance of receiving purchase orders based on forecasts provided by these customers and our distributors. These forecasts, however, do not represent binding purchase commitments and we do not recognize sales for these products until they are shipped to the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated sales. Because demand for our products may not materialize, manufacturing based on forecasts subjects us to increased risks of high inventory carrying costs and increased obsolescence and may increase our operating costs. These inventory risks are exacerbated when our customers purchase indirectly through contract manufacturers because this causes us to have less visibility regarding the accumulated levels of inventory for such customers. A resulting write-off of unusable or excess inventories would adversely affect our operating results.

Our third-party foundries, other subcontractors and many of our customers and end customers are located in the Pacific Rim, an area subject to significant earthquake risk and adverse consequences related to the outbreak of bird flu, SARS, other public health concerns and other factors that could negatively impact our third-party foundries or customers.

All of the principal foundries that manufacture our products and all of the principal subcontractors that assemble, package, and test our products are located in South Korea, Singapore, Hong Kong, or Taiwan. Many of our customers are also located in these areas. The risk of an earthquake in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster near these foundries or subcontractors could result in damage, power outages and other disruptions that impair their production and assembly capacity. Any disruption resulting from earthquakes, other natural disasters or other events that would disrupt or impair our foundries’ or subcontractors’ production and assembly capacity could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling, packaging or production testing from the affected contractor to another third-party vendor. While we have some foundry capacity in the United States, we may not be able to increase our foundry capacity in the United States, or obtain other alternate foundry capacity on favorable terms, if at all. The 2003 outbreak of SARS curtailed travel to and from certain countries (primarily in the Asia-Pacific region) and limited travel and shopping within those countries and any future outbreaks of SARS, bird flu, or other public health concerns could have similar consequences. In addition, outbreaks of disease or other disasters could limit consumer demand for our ICs or the products that use our ICs.

Our recent expansion, including recent acquisitions, has placed a significant strain on our management, personnel, systems and resources, and the continued success of our business depends on our ability to successfully manage any future expansion.

Our business has expanded rapidly, and we expect that further expansion will be required to address the potential growth in our customer base. We have expanded our business through acquisitions, opening international locations and through increasing headcount, both domestically and internationally. This expansion has placed, and any future expansion will continue to place, a significant strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, enhance our technological capabilities, satisfy customer requirements, execute on our business plan or respond to competitive pressures. To successfully manage our growth, we believe we must effectively:

•	hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel, and financial and information technology personnel;

•	continue to enhance our customer resource management and manufacturing management systems;

•	expand and upgrade our core technologies; and

•	manage multiple relationships with our distributors, suppliers, and other third parties.

We may experience significant period-to-period quarterly and annual fluctuations in our revenues and operating results, which may result in volatility in our stock price.

We have in the past and may in the future experience significant period-to-period fluctuations in our revenues and operating results due to a number of factors, including:

•	the timing and volume of purchase orders and cancellations from our customers;

•	the rate of acceptance of our products by our customers;

•	the rate of growth of the market for analog-intensive, mixed-signal ICs;

•	fluctuation and seasonality in demand for our products;

•	technological innovations or new products by our competitors, customers or us;

•	increases in prices charged by our foundries and other third-party subcontractors;

•	decreases in the overall average selling prices of our products;

•	the availability of third-party foundry capacity;

•	the availability of components used in our customers’ products, such as flash memory or hard disk drives, which are key components in many portable compressed audio players;

•	fluctuations in manufacturing yields;

•	the difficulty of forecasting and managing our inventory and production levels;

•	the rate at which new markets emerge for products we are currently developing or our ability to develop new products;

•	our involvement in litigation;

•	cost associated with acquisitions and dilution from the issuance of our stock in connection with acquisitions;

•	natural disasters, particularly earthquakes, or disease outbreaks, such as the recent outbreaks of bird flu and SARS, affecting countries in which we conduct our business or in which our products are manufactured, assembled, or tested;

•	changes in our product mix; and

•	the evolution of industry standards.

Any variations in our quarter-to-quarter performance may cause our stock price to fluctuate. It is likely that in some future period our operating results will be below the expectations of public market analysts or investors. If this occurs, our stock price may drop, perhaps significantly. Other factors that could cause our stock to be highly volatile are: announcements of changes to senior management and changes in earnings estimates or investment recommendations by analysts.

The average selling prices of our products could continue to decrease rapidly which may negatively impact our revenues and gross profits.

We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices, particularly for portable audio SoCs. We have reduced the average unit price of our products in anticipation of or in response to competitive pricing pressures, new product introductions by us or our competitors and other factors. If we are unable to offset any such reductions in our average selling prices by increasing our sales volumes and reducing production costs, our gross profits and revenues will suffer. To maintain our gross profit percentage, we will need to develop and introduce new products and product enhancements on a timely basis and continually reduce our costs. Our failure to do so would cause our revenues and gross profit percentage to decline.

We are subject to the highly cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (of both semiconductor companies’ and their customers’ products) and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns could significantly harm our sales or reduce our profitability for a prolonged period of time. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions and other factors.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we cannot be certain that our products will compete favorably in the marketplace.

We face competition from a relatively large number of competitors in each of our targeted markets. In the PC and consumer audio markets, we compete primarily with AKM, Analog Devices, C-Media, Cirrus Logic, and Realtek. In the portable compressed audio market, our principal competitors include Actions Semiconductor, Austria Microsystems, Philips Semiconductor, PortalPlayer, Samsung, Sunplus, Telechips, and Texas Instruments. Within the USB peripherals market, we compete primarily with MosChip Semiconductor and Prolific Technology, and other companies providing various multi-chip solutions. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop their own internal ICs that could replace their need for our products or otherwise reduce demand for our products.

The consumer electronics market, which is a principal end market for our ICs, has historically been subject to intense price competition. In many cases, low cost, high volume producers have entered markets and driven down profit margins. If a low cost, high volume producer should develop products that are competitive with our products, our sales and profit margins would suffer.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain capacity when we are unable to do so. Furthermore, our current or potential competitors have established, or may establish, financial and strategic relationships among themselves or with existing or potential customers or other third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share, which would harm our business.

We depend on our key personnel to manage our business effectively, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed.

We rely heavily on the services of our key employees, including Ronald Edgerton, our Chief Executive Officer. In addition, our analog designers and other key technical personnel represent a significant asset and serve as the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel. Any of our current employees may terminate their employment with us at any time. The competition for such personnel is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of our products, which may also negatively impact our ability to sell them.

Our products are complex and may require modifications to resolve undetected errors or failures in our hardware and software, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Our ICs are complex and may contain undetected hardware and software errors or failures when first introduced or as new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and cause significant customer relations and business reputation problems. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

We have substantial international activities, which expose us to additional business risks including increased logistical complexity and political instability.

In the third quarter of 2004, we established an international subsidiary and opened an office in Hong Kong. In 2005, we opened branch offices in Taiwan, China and established international subsidiaries in Singapore, Japan and South Korea. In connection with our acquisition of certain assets from D&M Holdings, Inc. in July 2005, we also established an international subsidiary and opened an office in Cambridge, England. The percentage of our revenues, from customers located outside of the U.S., was 97.2% for the nine months ended September 30, 2005 and 99.9% for the nine months ended September 30, 2004. We plan to expand our international sales and operations activities, but may not be able to maintain or increase international market demand for our products. Our international sales and operations are subject to a number of risks, including:

•	increased complexity and costs of managing international sales and operations;

•	protectionist laws and business practices that favor local competition in some countries;

•	multiple, conflicting and changing laws, regulations and tax schemes;

•	longer sales cycles;

•	public health concerns, such as the SARS outbreak in 2003 and the bird flu outbreak in 2004 and 2005, and natural disasters, such as the earthquakes and tsunamis in 2004;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	foreign currency exchange rate fluctuations;

•	difficulties with financial reporting in foreign countries;

•	political and economic instability; and

•	difficulties and costs in staffing and managing international operations, as well as cultural differences.

To date, all of our sales to international customers and purchases of components from international suppliers have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for our international customers, thus potentially leading to a reduction in sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation making it more difficult for us to compete with those companies.

We may be unable to effectively protect our intellectual property, which would negatively affect our ability to compete.

We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and business partners, and control access to and distribution of our documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the U.S. Many U.S. companies have encountered substantial infringement problems in foreign countries, including countries in which we sell products. We currently hold relatively few non-U.S. patents. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable. We also cannot be certain that others will not develop our unpatented proprietary technology or effective competing technologies on their own.

Significant litigation over intellectual property in our industry may cause us to become involved in costly and lengthy litigation, which could subject us to liability, require us to stop selling our products or force us to redesign our products.

In recent years, there has been significant litigation in the U.S. involving patents and other intellectual property rights in the semiconductor industry. In the past, we have found it necessary to engage in litigation to enforce and defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. For example, in 2000, we settled a patent infringement and trade secret claim filed by Cirrus Logic related to our audio codec products. Most recently, we filed a lawsuit against Actions Semiconductor and requested the United States International Trade Commission to initiate an investigation against Actions Semiconductor’s products, in both instances seeking to halt Actions’ infringement of our intellectual property rights. We believe future litigation involving intellectual property could occur.

From time to time, we receive letters from various industry participants alleging infringement of patents or trade secrets. We typically respond when appropriate and as advised by legal counsel. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	pay damages to the party claiming infringement;

•	attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all; and

•	attempt to redesign those products that contain the allegedly infringing intellectual property.

Our intellectual property indemnification practices may adversely impact our business.

We have historically indemnified our customers for certain costs and damages of patent infringement in circumstances where our product is the factor creating the customer’s infringement exposure. This practice may subject us to significant indemnification claims by our customers, and one of our key customers has requested indemnification from us relating to a patent infringement allegation received from a third party. In some instances, our products are designed for use in devices manufactured by our customers that comply with international standards, such as the MP3 standard. These international standards are often covered by patent rights held by third parties, which may include our competitors. The combined costs of identifying and obtaining licenses from all holders of patent rights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining such licenses could also be high if a holder of such patent rights brings a claim for patent infringement. We are aware that certain of our customers have received a notice from a third party seeking to grant a royalty bearing patent license to those customers and claiming that those customers’ manufacture and sale of products capable of decoding MP3 files violates patents which the third party has the right to enforce. In the contracts under which we distribute MP3 decoding products, we generally have not agreed to indemnify our customers with respect to patent claims related to MP3 decoding technology. However, we cannot assure you that claims for indemnification will not be made or that if made, such claims would not have a material adverse effect on our business, operating results or financial condition.

Acquisitions we have made or may make in the future could disrupt our ongoing business and may harm our financial condition or present risks not contemplated at the time of the transaction.

We cannot be certain that we will realize the anticipated benefits of the acquisitions of Oasis, Protocom and certain assets and intellectual property of Apogee and Rio. The demand for our combined product offerings may fluctuate and we may face increased competition in the markets for our products. Any of these factors may have a material adverse effect on our business, operating results or financial condition. As part of our growth and product diversification strategy, we continue to evaluate opportunities to acquire other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of our markets or enhance our technical capabilities. The acquisitions we have completed and other acquisitions that we may potentially make in the future entail a number of risks that could materially and adversely affect our business and operating results, including:

•	problems integrating the acquired operations, technologies or products with our existing business and products;

•	diversion of management’s time and attention from our core business;

•	need for financial resources above our planned investment levels;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack prior experience;

•	risks associated with the transfer of licenses of intellectual property;

•	acquisition-related disputes, including disputes over earn-outs and escrows;

•	potential loss of key employees of the acquired company or business; and

•	potential impairment of related goodwill and intangible assets.

Future acquisitions also could cause us to incur debt or contingent liabilities or cause us to issue equity securities that could negatively impact the ownership percentages of existing stockholders.

The industry standards supported by our products are continually evolving, and our success depends on our ability to adapt our products to meet these changing industry standards.

Our ability to compete in the future will depend on our ability to ensure that our products are compliant with evolving industry standards, such as the introduction of new compression algorithms for compressed audio players. The emergence of new industry standards could render our products incompatible with products developed by other suppliers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins. We may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance and such efforts may require substantial time and expenses.

The emergence of alternative models for downloading digital music content may impact our business in ways we cannot anticipate.

Currently, most purchased music content is available through a pay-per-download model in which consumers purchase and own the song file which they can download and play on their personal media player. Microsoft has launched digital rights management software which provides personal media players access to music content on a subscription basis in which consumers can pay a subscription fee to rent, rather than own, the song file. The technology adds a security feature to Microsoft’s digital rights management technology to allow a personal media player to determine when a specific file has expired. If this technology is successful and our customers are unable to integrate with such technology, it could compete with existing pay-per-download music services. We cannot predict the impact on our business should this or other similar technology or other content distribution models become widely adopted. In addition, to the extent other providers of digital content or providers of platforms or components for personal media players take market share away from our customers’ products and services, our business and results of operations could be materially harmed.

If securities or industry analysts do not continue to publish research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our products may be found to be defective, product liability claims may be asserted against us and we may not have sufficient liability insurance.

One or more of our products may be found to be defective after shipment, requiring a product replacement, recall or a software solution that would cure the defect but impede performance of the product. We may also be subject to product returns which could impose substantial costs and harm our business. In addition, product liability claims may be asserted with respect to our technology or products. Our products are typically sold at prices that are significantly lower than the cost of the end-products into which they are incorporated. A defect or failure in our product could give rise to failures in our customer’s end-product, so we may face claims for damages that are disproportionately higher than the revenues and profits we receive from the products involved, especially if our customer seeks to recover for damage claims made against it by its own customers. While we maintain insurance, there can be no assurance that we have obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that we will have sufficient resources to satisfy any asserted claims.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform to generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, or FASB, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, under the recently issued FASB Statement No. 123R, we will be required to apply certain expense recognition provisions for annual periods beginning after June 15, 2005 to share-based payments to employees using the fair value method. This new accounting policy and any other changes in accounting policies in the future may result in significant accounting charges.

Being a public company increases our administrative costs.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and new listing requirements subsequently adopted by Nasdaq in response to Sarbanes-Oxley, have required changes in corporate governance practices of public companies. These new rules, regulations, and listing requirements have increased our legal and financial compliance costs, and made some activities more time consuming and costly. For example, as a result of becoming a public company, we have added additional independent directors, created several board committees, adopted additional internal controls and disclosure controls and procedures, retained a transfer agent and a financial printer, adopted an insider trading policy, and have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. These new rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve many risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including “could,” “may,” “will,” “should,” “except,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from information discussed in any forward-looking statement. We cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

SELLING STOCKHOLDERS

A total of 1,437,304 shares of our common stock are being registered in this offering for the account of the selling stockholders. The selling stockholders are former stockholders of Protocom Corporation (“Protocom”). We acquired Protocom pursuant to an Agreement and Plan of Reorganization dated July 26, 2005 (the “Acquisition”) which was consummated on August 25, 2005. The shares offered under this prospectus were issued to the selling stockholders pursuant to mergers effected in connection with the Acquisition in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Throughout this prospectus, we may refer to the selling stockholders and their transferees, pledgees, donees or other successors in interest who receive shares in non-sale transactions, as the “selling stockholders.” The following table provides information regarding the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholders and the number of shares of common stock they are offering. This information has been obtained from the selling stockholders. Except as otherwise indicated, we believe the persons listed in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Shares Beneficially Owned Prior to Offering(1)			Shares Being Offered(3)	Shares Beneficially Owned After Offering(1) (4)
Beneficial Owner	Number	Percent(2)			Number	Percent(2)
Ren-Yuh Wang (5)	342,457		*	342,457	—		*
Hung-Chieh Lin	101,405		*	101,405	—		*
Quanta Computer, Inc.	81,449		*	81,449	—		*
Yu-Mei Lin	81,449		*	81,449	—		*
Grand Cathay Venture Capital Co., LTD	61,087		*	61,087	—		*
Tzu-Ming Liu	61,087		*	61,087	—		*
Grand Cathay Venture Capital II Co., LTD	40,725		*	40,725	—		*
Ascent Venture Capital, Inc.	40,725		*	40,725	—		*
Fuhwa I Venture Capital Co., Ltd.	40,725		*	40,725	—		*
Su-Chu Wang Chou	40,725		*	40,725	—		*
C Squared Investments, Inc.	40,725		*	40,725	—		*
Yi-Yung Jeng (6)	35,492		*	27,506	7,986		*
Isaac E. van Kempen	26,223		*	26,223	—		*
WPI Investment Co., Ltd.	24,435		*	24,435	—		*
Chin-Long Lin (7)	20,804		*	15,967	4,837		*
Chailease Finance Co., Ltd.	20,362		*	20,362	—		*
China Investment and Development Company, LTD	20,362		*	20,362	—		*
PK Venture Capital Corp.	20,362		*	20,362	—		*
Ching-Jen Chung	17,919		*	17,919	—		*
Chih-Hao Chou	16,290		*	16,290	—		*
Chiung Ju Chou	16,290		*	16,290	—		*
Kuang Yu Wu	16,290		*	16,290	—		*
Lee-Shou Wu	16,290		*	16,290	—		*
Chih-Chu Wu	16,290		*	16,290	—		*
Chih-Lu Wu	14,661		*	14,661	—		*
Yen Chien Wang	13,031		*	13,031	—		*
Chin Sheng Lin	12,217		*	12,217	—		*
Chi-Te Wang	12,217		*	12,217	—		*
Su-Yun Chou	9,774		*	9,774	—		*
Chen Huo Chu	8,145		*	8,145	—		*
Chih-Yen Chien	8,145		*	8,145	—		*

	Shares Beneficially Owned Prior to Offering(1)			Shares Being Offered(3)	Shares Beneficially Owned After Offering(1) (4)
Beneficial Owner	Number	Percent(2)			Number	Percent(2)
Ching-Chuan Lin	8,145		*	8,145	—		*
Exceed Investments Limited	8,145		*	8,145	—		*
Jen-Tsung Wang	8,145		*	8,145	—		*
Yueh Hsu	8,145		*	8,145	—		*
Kie-Yuan Hwang (8)	6,653		*	5,752	901		*
Cathay General Bancorp	6,516		*	6,516	—		*
Chang Shu-Yuan Chung	6,516		*	6,516	—		*
Ke-Yu Chang (9)	6,316		*	5,744	572		*
Han Ke	5,430		*	5,430	—		*
Gene Morales	5,141		*	5,141	—		*
Hsiu-Yuan Lee	4,480		*	4,480	—		*
Andy A. Lee	4,072		*	4,072	—		*
Chang-Ling Chianglin	4,072		*	4,072	—		*
Han-Chung Yeh	4,072		*	4,072	—		*
Hsiu Lu Lin	4,072		*	4,072	—		*
James Torng	4,072		*	4,072	—		*
Ly Chang Lin	4,072		*	4,072	—		*
Rai-Yun Lee	4,072		*	4,072	—		*
Shu-Yuan Chang	4,072		*	4,072	—		*
Shyue-Ning Chuang	4,072		*	4,072	—		*
Taeko Oguro	4,072		*	4,072	—		*
Yu-Chih Ou Tu	4,072		*	4,072	—		*
Yung Hsin Wu	4,072		*	4,072	—		*
I-Ming Pao	3,682		*	3,682	—		*
Hung-Ching Pao	3,258		*	3,258	—		*
Debbie Chen (10)	2,969		*	678	2,291		*
Guoching Chen (11)	2,685		*	1,612	1,073		*
Tah-Yuan Chen (12)	2,626		*	1,425	1,201		*
Kueihsien Tseng (13)	2,088		*	1,336	752		*
Hung Kuang Hu (14)	2,072		*	1,357	715		*
Chen-Ying Chen	2,443		*	2,443	—		*
Chih-Peng Lee	1,930		*	1,930	—		*
Suyin Wukuo	1,833		*	1,833	—		*
Ming Han Lei (15)	1,813		*	1,082	731		*
Ding-Jie Huang (16)	1,683		*	882	801		*
Cheng-Feng Kuo	1,629		*	1,629	—		*
Chia-Chun Han	1,629		*	1,629	—		*
Ming-Tsing Sun	1,629		*	1,629	—		*
Pao Yun Hsiao	1,629		*	1,629	—		*
Joy Wei (17)	1,537		*	1,451	86		*
Chung Yi Chen	1,273		*	1,273	—		*
Chien-Liang Tsai	1,262		*	1,262	—		*
Guangqing Yao	1,222		*	1,222	—		*
Wei-Li Shen	1,222		*	1,222	—		*
Tsung-Ju Yang	1,188		*	1,188	—		*
Takeshi Hori	1,094		*	1,094	—		*
Wei-Jen Li	1,082		*	1,082	—		*
Kitaru Watanabe	976		*	976	—		*

	Shares Beneficially Owned Prior to Offering(1)			Shares Being Offered(3)	Shares Beneficially Owned After Offering(1) (4)
Beneficial Owner	Number	Percent(2)			Number	Percent(2)
Michelle Tsai	967		*	967	—		*
Szu-Tao Huang (18)	834		*	662	172		*
Chiu-Li Tu	814		*	814	—		*
Hong-Chin Huang	814		*	814	—		*
Huey-Fen Ding	814		*	814	—		*
James C. Liu	814		*	814	—		*
Shun-Ming Lin	814		*	814	—		*
Ming Du (19)	808		*	407	401		*
Wei-Ning Li	713		*	713	—		*
Pang-Chieh Lin	652		*	652	—		*
Sz-Ming Lin	636		*	636	—		*
Yeh Kuei-hsien Kuan	611		*	611	—		*
Ching-Yun Chen	407		*	407	—		*
Jing-Jy Lin	407		*	407	—		*
John F. Hsu	407		*	407	—		*
Shu-Fen Lin	407		*	407	—		*
Su Chin Wang	407		*	407	—		*
Sung-Jen Fang	407		*	407	—		*
Jochi Li	330		*	330	—		*
Chien-Chih Kuo	204		*	204	—		*
Ping-Hsi Lai	204		*	204	—		*
Hui-Ping Lin	163		*	163	—		*
Sherree Gray (20)	149		*	81	68		*

*	Less than 1.0%

(1)	Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options. Unless otherwise indicated, shares listed as beneficially owned are held directly.

(2)	Calculated on the basis of 37,417,471 shares of Common Stock outstanding as of December 31, 2005, provided that any additional shares of Common Stock that a stockholder has the right to acquire within 60 days after December 31, 2005 are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

(3)	414,217 of the shares being offered pursuant to this prospectus by selling stockholders who were also employees of Protocom are subject to certain lock-up agreements pursuant to which such selling stockholders have agreed not to transfer or dispose of, directly or indirectly, certain portions of such shares. These lock-up restrictions extend for 2 years from August 25, 2005, with the lock-up expiring with respect to 25% of such shares at the end of each 6 month period following August 25, 2005. Further, 239,550 of the shares being offered by the selling stockholders pursuant to this prospectus were deposited into an escrow account pursuant to the terms of the Protocom acquisition agreement. The purpose of the escrow is to settle any claims of SigmaTel against Protocom for breaches of certain representations, warranties and covenants contained in the acquisition agreement. Any shares not reclaimed by SigmaTel in order to settle indemnification claims against Protocom will be released from escrow on August 25, 2006, at which time they will be freely tradeable, subject to the lock-up agreements described above. This prospectus shall also cover any additional shares of SigmaTel common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of SigmaTel common stock.

(4)	Assumes that (i) all shares offered hereby are sold by the selling stockholders on the date this offering becomes effective, and (ii) between December 31, 2005 and the date this offering becomes effective, (a) the selling stockholders do not acquire any additional shares of common stock, (b) the selling stockholders do not receive any additional option grants, and (c) the shares being offered hereunder do not include, and that selling stockholders do otherwise sell, any shares underlying options held by them.

(5)	We employ Ren-Yuh Wang as a Technical General Manager and Senior SigmaTel Fellow of our West Coast Imaging Center.

(6)	Includes 7,986 shares of our common stock issuable upon the exercise of stock options. We employ Yi-Yung Jeng as a Engineering Director of our West Coast Imaging Center.

(7)	Includes 4,837 shares of our common stock issuable upon the exercise of stock options. We employ Chin-Long Lin as a Senior Engineering Manager of our West Coast Imaging Center.

(8)	Includes 901 shares of our common stock issuable upon the exercise of stock options. We employ Kie-Yuan Hwang as a Senior Engineering Manager of our West Coast Imaging Center.

(9)	Includes 572 shares of our common stock issuable upon the exercise of stock options. We employ Ke-Yu Chang as an Engineering Manager of our West Coast Imaging Center.

(10)	Includes 2,291 shares of our common stock issuable upon the exercise of stock options.

(11)	Includes 1,073 shares of our common stock issuable upon the exercise of stock options. We employ Guoching Chen as an Engineering Manager of our West Coast Imaging Center.

(12)	Includes 1,201 shares of our common stock issuable upon the exercise of stock options.

(13)	Includes 752 shares of our common stock issuable upon the exercise of stock options. We employ Kueihsien Tseng as a Senior S/W Engineering Manager of our West Coast Imaging Center.

(14)	Includes 715 shares of our common stock issuable upon the exercise of stock options. We employ Hung Kuang Hu as an Applications Manager of our West Coast Imaging Center.

(15)	Includes 731 shares of our common stock issuable upon the exercise of stock options. We employ Ming Han Lei as a Senior ASIC Engineer of our West Coast Imaging Center.

(16)	Includes 801 shares of our common stock issuable upon the exercise of stock options. We employ Ding-Jie Huang as a Senior ASIC Engineer of our West Coast Imaging Center.

(17)	Includes 86 shares of our common stock issuable upon the exercise of stock options. We employ Joy Wei as an Officer Manager of our West Coast Imaging Center.

(18)	Includes 172 shares of our common stock issuable upon the exercise of stock options. We employ Szu-Tao Huang as a Software Manager of our West Coast Imaging Center.

(19)	Includes 401 shares of our common stock issuable upon the exercise of stock options. We employ Ming Du as a Senior Systems Engineer of our West Coast Imaging Center.

(20)	Includes 68 shares of our common stock issuable upon the exercise of stock options.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:

•	directly by the selling stockholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the common stock.

The selling stockholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected:

•	in transactions on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	in crosses or block transactions;

•	in private transactions;

•	through options;

•	by pledge to secure debts and other obligations; or

•	by a combination of any of the foregoing transactions.

The selling stockholders may use any one or more of the following methods, without limitation, when selling or disposing their shares of common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by DLA Piper Rudnick Gray Cary US LLP, Austin, Texas.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of SigmaTel incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Protocom incorporated in this Prospectus by reference to Exhibit 99.2 of SigmaTel’s Current Report on Form 8-K/A dated August 30, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Oasis Semiconductor, Inc. as of and for the year ended December 31, 2004 incorporated herein by reference in this Prospectus from Amendment No. 2 to the Current Report on Form 8-K/A of SigmaTel, Inc. dated September 12, 2005 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and is incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION ABOUT SIGMATEL

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendments, including a post-effective amendment on Form S-3, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information included in the registration statement. For further information about us and the shares of our common stock to be sold in this offering, please refer to this registration statement. Complete exhibits have been filed with our registration statement on Form S-1, as amended by the post-effective amendment on Form S-3.

You may read and copy any contract, agreement or other document that we have filed as an exhibit to our registration statement or any other portion of our registration statement or any other information from our filings at the Securities and Exchange Commission’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference room. Our filings with the Securities and Exchange Commission, including our registration statement, are also available to you on the Securities and Exchange Commission’s Web site, http://www.sec.gov.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, file with the Securities and Exchange Commission, and furnish to our stockholders, annual reports containing financial statements audited by our independent auditors, quarterly reports containing unaudited financial data for the first three quarters of each fiscal year, proxy statements and other information.

You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission.

The SEC allows us to incorporate by reference information into this prospectus and any prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus and any prospectus supplement, except for any information superseded by information contained directly in this prospectus and any prospectus supplement. This prospectus and any prospectus supplement incorporate by reference the documents set forth below that we have previously filed with the SEC (other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules). These documents contain important information about us and our financial condition.

•	Our Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on February 8, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on April 19 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the SEC on August 9, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, as filed with the SEC on November 10, 2005;

•	Our definitive Proxy Statement on Schedule 14A, as filed with the SEC on March 4, 2005;

•	Our Registration Statement on Form 8-A 12G, filed with the SEC on September 16, 2003, which contains a description of our common stock;

•	Our Current Reports on Form 8-K, including amendments thereto, as filed with the SEC on January 7, 2005, January 25, 2005, February 2, 2005, February 25, 2005, March 21, 2005, April 19, 2005, April 25, 2005, June 28, 2005, July 26, 2005, August 1, 2005, August 30, 2005, September 12, 2005, October 11, 2005, October 25, 2005 (two filings on such date), November 10, 2005, November 21, 2005, November 22, 2005, December 22, 2005, and January 31, 2006; and

•	Our Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-129245) with the SEC on November 28, 2005.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and any prospectus supplement and prior to the completion of this offering of our common stock will be deemed to be incorporated by reference into this prospectus and any prospectus supplement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus and any prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus and any prospectus supplement to the extent that a statement contained in this prospectus and any prospectus supplement, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus and any prospectus supplement, modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and any prospectus supplement.

Documents incorporated by reference are available from us without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus and any prospectus supplement. Prospective investors may obtain documents incorporated by reference in this prospectus and any prospectus supplement by requesting them in writing or by telephone from us at our executive offices at 1601 S. MoPac Expressway, Suite 100, Austin, Texas 78746, telephone number (512) 381-3931, Attention: Investor Relations.

1,437,304 Shares

Common Stock

PROSPECTUS

February 16, 2006